Filed by Continental Minerals Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Great China Mining Inc.
Commission File Number: 000-26217

The following press releases filed by Continental Minerals Corporation (“Continental”) with the Securities and Exchange Commission (the “Commission”) under cover of Form 6-K was filed with the Commission pursuant to Rule 425 in connection with the proposed merger transaction between Continental and Great China Mining Inc. (“Great China”):

Description of Document	Date of Filing of Form 6-K with the SEC
Press Release dated November 28, 2006	November 30, 2006
Press Release dated November 30, 2006	November 30, 2006

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Continental and Great China have filed relevant materials with the Securities and Exchange Commission (the "SEC"), including the filing by Continental with the SEC of a Registration Statement on Form F-4 (the "Registration Statement"), which includes a preliminary prospectus and related materials to register the common shares of Continental to be issued in exchange for Great China common shares. The Registration Statement incorporates a proxy statement/ prospectus (the “Proxy Statement/Prospectus”) that Great China plans to mail to its stockholders in connection with obtaining approval to the proposed merger. The Registration Statement and the Proxy Statement/Prospectus contains important information about Great China, Continental, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. Investors and security holders can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Great China and Continental through the web site maintained by the SEC at www.sec.gov.

Great China and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Great China in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein are included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Great China's annual report on Form 10-KSB, which was filed with the SEC on March 31, 2006. This document is available free of charge at the SEC's web site at www.sec.gov.

Continental and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Great China in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein are included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Continental's Form 20-F filed with the SEC on June 30, 2006. This document is available free of charge at the SEC's web site at www.sec.gov.

Continental Minerals Corporation	Great China Mining Inc.
1020 - 800 West Pender Street	(formerly China NetTV Holdings Inc.)
Vancouver, BC	World Trade Centre
Canada V6C 2V6	Suite 536-999 Canada Place
Tel 604 684•6365	Vancouver, BC V6C 3E2
Fax 604 684•8092	Tel	604 641.1366
Toll Free 1 800 667•2114	Fax	604 641.1377
www.continentalminerals.com	www.greatchinamining.com

NEW COPPER-GOLD DISCOVERY AT XIETONGMEN
Drilling intersects 302 meters grading 0.82% CuEQ

November 28, 2006, Vancouver, BC – Continental Minerals Ltd. (“Continental”) (TSX Venture: KMK; OTCBB: KMKCF) and Great China Mining Inc. (“Great China Mining”) (OTCBB-GCHA) announce that drilling of exploration targets has resulted in the discovery of a new copper-gold deposit at the Xietongmen property. The Xietongmen property is located 240 kilometers from the city of Lhasa in Tibet, People’s Republic of China.

A drill discovery, indicating potential for new high-grade porphyry copper-gold deposit, has been made in two holes in the Newtongmen area. Newtongmen is located 3 km northwest of the Xietongmen deposit. The Newtongmen discovery is hosted by the same alteration zone as the Xietongmen deposit and lies within a high copper-gold anomaly, 1.5 square kilometers in area, outlined during a rock chip sampling program completed earlier this year.

Long intervals of strong copper and gold grades were intersected in both holes, which are spaced about 100 meters apart. Hole 6213N intersected 302.2 meters grading 0.82% CuEQ, including an 85.0 -meter interval of 1.25% CuEQ and a 43.0 -meter interval grading 1.39% CuEQ. Hole 6203N intersected 210.6 meters grading 0.82% copper equivalent (CuEQ).

Newtongmen has the potential to add substantially to the resource base on the Xietongmen property. An aggressive multi rig drilling program is planned to commence in April 2007 to delineate this new discovery.

Most of the other holes from this series are from the Langtongmen copper-gold zone, located 1.5 kilometers along strike to the northwest of the Xietongmen deposit. Langtongmen is defined by coincident copper and gold anomalies from rock chip samples. Exploration hole 5057 drilled near the anomalous area in 2005 returned a 135.5 meter interval grading 0.28% copper and 0.31 g/t gold. The 2006 holes at Langtongmen are spaced at 100 to 300 meter intervals over an area of approximately 1.5 square kilometers. These holes intersected multiple intervals, ranging from 12 to 131 meters in length, of anomalous copper and gold assays. Highlights include hole 6185L that intersected 43.4 meters grading 0.41% CuEQ and hole 6205L that intersected 130.9 meters grading 0.39% CuEQ.

A five kilometer long northwest trending corridor has been outlined on the property, extending from the Xietongmen deposit in the southeast to the Newtongmen zone in the northwest. A Property Location Map and maps showing the current drill holes in relation to copper and gold anomalies in the Xietongmen, Langtongmen and Newtongmen areas are posted on the website at www.continentalminerals.com and www.greatchinamining.com. A cross section of the Newtongmen discovery, showing the two discovery drill holes, is also provided.

The 2006 detailed drilling program at the Xietongmen deposit was completed in September. The program successfully expanded the substantial copper-gold deposit in all directions. The results from the final hole, number 6201, drilled on the northeastern perimeter of the Xietongmen deposit are also shown in the attached table and on an updated drill plan. Engineering, environmental and socioeconomic studies for the Xietongmen feasibility study and environmental and social impact assessments continue, as well as community and stakeholder engagement activities at site.

Steps required to complete the merger between Continental and Great China Mining, and unify 100% ownership in the Xietongmen property in Continental (see joint news release of June 12, 2006), are also proceeding. The merger is expected to be finalized in the fourth quarter of 2006, or shortly thereafter.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") programs on behalf of Continental Minerals Corporation. The program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample preparation and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

Gerald Panneton
President & CEO
Continental Minerals Corporation

For further information:
Continental Minerals Corporation	Great China Mining Inc.
Tel: 604 684•6365	Tel: 604 641•1366
Toll Free 1 800 667•2114	www.greatchinamining.com
www.continentalminerals.com

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange has neither approved nor disapproved the information contained in this release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially form those in the forward looking statements. The likelihood of future mining at Xietongmen is subject to a large number of risks, including changes in and the effect of laws, regulations and government policies affecting mining and natural resource exploration and exploitation and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the companies on acceptable terms or on any terms at all. There is no known ore at Xietongmen and there is no assurance that the mineralization at Xietongmen will ever be classified as ore.

For more information on Continental, investors should review Continental’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining, investors should review Great China Mining’s annual Form with the United States Securities and Exchange Commission at www.sec.gov.

XIETONGMEN EXPLORATION DRILLING
ASSAY RESULTS – NOVEMBER 28, 2006

Drill Hole		Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu %	Au g/t	CuEQ[1] %
6184L		3250100N	0.0	149.0	149.0	489	0.21	0.34	0.38
6184L	incl.	3250100N	22.0	74.0	52.0	171	0.30	0.54	0.59
6184L		3250100N	251.0	273.0	22.0	72	0.15	0.16	0.24
6184L		3250100N	298.1	350.0	51.9	170	0.16	0.24	0.28
6185L		3249550N	14.6	58.0	43.4	142	0.27	0.27	0.41
6188L		3249800N	64.0	88.0	24.0	79	0.17	0.09	0.22
6189L		3250100N	42.0	78.0	36.0	118	0.19	0.24	0.32
6195L		3250100N	45.8	58.0	12.2	40	0.25	0.18	0.35
6195L		3250100N	70.0	124.0	54.0	177	0.19	0.27	0.33
6195L		3250100N	148.0	188.0	40.0	131	0.18	0.14	0.26
6199L		3249950N	No significant intersections
6201X		3249400N	253.4	397.5	144.1	473	0.40	0.49	0.66
6203N		3251150N	0.0	210.6	210.6	691	0.59	0.44	0.82
6204L		3250400N	26.0	44.0	18.0	59	0.15	0.28	0.30
6204L		3250400N	52.0	107.4	55.4	182	0.14	0.20	0.24
6205L		3249550N	12.0	142.9	130.9	429	0.28	0.22	0.39
6205L		3249550N	142.9	199.2	56.3	185	0.19	0.12	0.25
6205L		3249550N	199.2	284.9	85.7	281	0.07	0.08	0.12
6205L		3249550N	284.9	310.5	25.6	84	0.01	0.02	0.02
6212L		3249550N	62.6	88.8	26.2	86	0.16	0.09	0.20
6213N		3251250N	0.8	303.0	302.2	991	0.57	0.48	0.82
6213N	incl.	3251250N	18.0	103.0	85.0	279	0.82	0.82	1.25
6213N	incl.	3251250N	60.0	103.0	43.0	141	0.96	0.82	1.39
6213N		3251250N	313.0	350.6	37.6	123	0.23	0.14	0.31
6214L		3250500N	0.0	81.1	81.1	266	0.17	0.34	0.35

X- Xietongmen; l – Langtongmen; N – Newtongmen

[1] Copper and gold equivalent calculations use metal prices of US$1.25/lb for copper and US$450/oz for gold.
Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 14.47/27.56)
AuEQ = (Cu % x 27.56/14.47) + Au g/t

CONTINENTAL MINERALS CORPORATION	GREAT CHINA MINING INC.
1020 - 800 WEST PENDER STREET	(FORMERLY CHINA NETTV HOLDINGS INC.)
VANCOUVER, BC	WORLD TRADE CENTRE
CANADA V6C 2V6	SUITE 536-999 CANADA PLACE
TEL 604 684•6365	VANCOUVER, BC V6C 3E2
FAX 604 684•8092	TEL 604 641•1366
TOLL FREE 1 800 667•2114	FAX 604 641•1377
www.continentalminerals.com	www.greatchinamining.com

COMPLETION OF MERGER WITH GREAT CHINA
TARGETED FOR DECEMBER, 2006

November 30, 2006, Vancouver, BC – Gerald S. Panneton, President and CEO of Continental Minerals Corporation (“Continental” or the “Company”) (TSX Venture: KMK; OTCBB: KMKCF) and Anthony Garson, President and CEO of Great China Mining Inc. (“Great China”) (OTC.BB: GCHA) announce that the Registration Statement on Form F-4 (the “Registration Statement”) filed by Continental and Great China with the United States Securities and Exchange Commission (the “SEC”) has been declared effective. The Registration Statement includes a prospectus and related materials to register the common shares of Continental to be issued in exchange for Great China common shares in order to effect the merger with Continental (the “Merger”) (initially announced in a joint press released dated April 13, 2006), whereby the companies will be merged to unify 100% ownership in the Xietongmen copper-gold property in Continental.

The Registration Statement incorporates a proxy statement/prospectus (the “Proxy Statement/ Prospectus”) that Great China is to mail to its stockholders in connection with obtaining approval of the proposed Merger. Great China has set December 14, 2006 as the date for its stockholder meeting to consider the Merger, with a record date of November 30, 2006.

Completion of the share exchange required to effect the Merger and certain related transactions is also subject to regulatory approval and other standard closing conditions. If these conditions are satisfied, it is anticipated that completion of the Merger will occur in December, 2006 after the Great China stockholder meeting.

Gerald Panneton	Anthony Garson
President & CEO	President & CEO
Continental Minerals Corporation	Great China Mining Inc.

For further information:
CONTINENTAL MINERALS CORPORATION	GREAT CHINA MINING INC.
TEL 604 684•6365	TEL 604 641•1366
TOLL FREE 1 800 667•2114	WWW.GREATCHINAMINING.COM
WWW.CONTINENTALMINERALS.COM

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release. No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental, Investors should review the Company's annual Form 20-F filing with the SEC at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China, Investors should review Great China’s annual report on Form 10-KSB with the SEC at www.sec.gov.